SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

(Commission File No. 1-15256)

BRASIL TELECOM S.A.

(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A.

(PUBLICLY-HELD COMPANY)

CNPJ/MF Nº 76.535.764/0001-43

NIRE 53 3 0000622-9

General Meeting of Debenture Holders – 5th Issuance of Simple Non-Convertible Debentures

CALL NOTICE

BRASIL TELECOM S.A. (the “Issuer”) calls the Debenture Holders of the 5th Issuance to meet at a General Meeting to be held on March 11, 2010, at 11 a.m., at the Issuer’s headquarters in the city of Brasília – Federal District, SIA SUL – ASP, Lote D, Bloco B, and in case there is no quorum necessary for installation or deliberations, to meet at a 2nd meeting, on March 18, 2010, at 11 a.m., in order to deliberate in connection with the following Agenda: (i) Proposal to change clauses 6.1, m, (i), (ii) and (iii) of the Private Deed of the 5th issuance, the 4th public issuance, of simple non-convertible debentures, issued in a Single Unsecured Series, with Tele Norte Leste Participações S.A. as Intervening Guarantor, for public distribution, entered into on June 20, 2006.

GENERAL INSTRUCTIONS:

1.	The documentation relating to the Agenda will be made available to Debenture Holders at the Company’s headquarters and in the office of the Fiduciary Agent – Pavarini DTVM Ltda., located at Rua Sete de Setembro, 99, 24th floor, Rio de Janeiro, RJ.

2.	Debenture Holders wishing to be represented by an attorney-in-fact at the meeting referred to herein must provide the respective instrument granting the power of attorney, and in case of legal entities, a copy of the corporate acts and/or documents corroborating such representation of the Debenture Holder.

Rio de Janeiro, February 23, 2010.

Alex Waldemar Zornig Investor Relations Officer Brasil Telecom S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2010

BRASIL TELECOM S.A.

By:	/s/ Alex Waldemar Zornig
	Name:	Alex Waldemar Zornig
	Title:	Chief Financial Officer